Exhibit 99.1

Brooge Energy LTD Appoints Mr. Abu Bakar Chowdhury as Chairman of the Audit Committee

NEW YORK, July 29, 2020: Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), today announced the appointment of Mr. Abu Bakar Chowdhury, independent director of Brooge Energy Limited, as Chairman of the Audit Committee effective immediately.

Mr. Chowdhury has replaced Mr. Saeb El-Zein who has resigned as Chairman and member of the Audit Committee and from the Board of Directors due to personal reasons. Dr. Yousef Al Assaf, an independent director and Chairman of the Board of Directors, has joined the Audit Committee. The Audit Committee is now comprised of Mr. Chowdhury, Dr. Al Assaf and Dr. Simon Madgwick each of whom are both “independent directors” as defined for Audit Committee members under NASDAQ listing standard and the rules and regulations of the SEC and “financially literate,” as defined under NASDAQ’s listing standards.

Mr. Chowdhury qualifies as an “audit committee financial expert,” as that term is defined in the instruction to paragraph (a) of Item 16A of Form 20-F under the Exchange Act and as a financially sophisticated audit committee member under NASDAQ listing rule 5605(c)(2)(A).

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, stated, “On behalf of the Board of Directors and management team, we want to thank Mr. Saeb El-Zein for his positive contribution to the Company and wish him the best in his future endeavors.”

About Brooge Energy Limited

Brooge Energy, formerly known as Brooge Holdings, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com